SUBJECT TO COMPLETION

PRELIMINARY PRICING SUPPLEMENT DATED DECEMBER 15, 2008

PROSPECTUS and	PRICING SUPPLEMENT NO. 4
PROSPECTUS SUPPLEMENT, each	Dated December , 2008
Dated May 7, 2008	Commission File No.: 333-150486
Filed pursuant to Rule 424 (b) (3)

JOHN DEERE CAPITAL CORPORATION

MEDIUM-TERM NOTES, SERIES D

Due from 9 Months to 30 Years from Date of Issue

U.S. $                    % Notes due

Guaranteed under the FDIC’s Temporary Liquidity Guarantee Program

The Medium-Term Notes offered hereby will be Fixed Rate Notes and senior securities as more fully described in the accompanying Prospectus and Prospectus Supplement and will be denominated in U.S. Dollars.

This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

The FDIC guarantee has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon an exemption provided in Section 3(a)(2) of the Securities Act.

CUSIP:

Principal Amount:	$

Issue Price:	% of the principal amount of each Note, plus accrued interest from December , 2008 if settlement occurs after that date

Date of Issue:	December , 2008

Maturity Date:

Interest Payment Dates:	and of each year, commencing on , 2009 and ending on the Maturity Date

Regular Record Dates:	The fifteenth day (whether or not a Business Day) next preceding the applicable Interest Payment Date

Interest Rate:	% per annum

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Redemption Provisions:	None

Guarantee:	FDIC-guaranteed, as described below

Limitations on Events of Default:	Our failure to make timely payments of principal and interest will not constitute an “Event of Default” with respect to the Notes as described under “Description of Debt Securities — Events of Default” in the accompanying Prospectus, provided that the FDIC is making timely guarantee payments of unpaid principal of and interest due on the Notes under the TLG Program (as defined below).  In addition, as long as the FDIC is making such payments under the TLG Program, the senior trustee and the holders will not have any right to accelerate the maturity of the Notes as a result of any event of default (including any payment default, covenant default or bankruptcy event) or, in connection with a payment default, to institute suit or take other action to enforce the senior debt indenture or obtain any remedy thereunder. Notwithstanding the foregoing, under the senior debt indenture the holder of a Note has the right to receive payment of any amount due on such Note and, if not paid by us or the FDIC, to institute suit against us for payment of such amount. See “The FDIC Guarantee.”

Plan of Distribution:	Name	Principal Amount Of Notes
	Banc of America Securities LLC	$
	Credit Suisse Securities (USA) LLC	$
	RBC Capital Markets Corporation	$

The above Agents have severally agreed to purchase the respective principal amount of Notes, opposite their names as principal, at a price of % of the principal amount of each Note.

Banc of America Securities LLC, Credit Suisse Securities (USA) LLC and RBC Capital Markets Corporation are acting as Joint Book-Running Managers.

The FDIC Guarantee

General.  This section provides summary information regarding the guarantee of the Notes by the Federal Deposit Insurance Corporation (the “FDIC”) under its Temporary Liquidity Guarantee Program (the “TLG Program”).  The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370 (the “Final Rule”), and at the FDIC’s website, www.fdic.gov/tlgp (the FDIC’s website is not incorporated by reference herein).  The regulations governing the FDIC guarantee and the terms and conditions of the FDIC guarantee are subject to change. These regulations, terms and conditions are subject to the interpretation of the FDIC, which also may change.  Any of these changes could materially and adversely affect the FDIC guarantee in respect of the Notes. The following information is based on the Final Rule adopted effective November 21, 2008.  The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the Notes or June 30, 2012.

The FDIC guarantee is subject to certain limitations of which you should be aware.  Before investing in the Notes, you should consider the information below under “— Supplemental Risk Factors.”  Furthermore, the FDIC guarantee is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(2) thereof and has not been registered with the SEC.  As a result, noteholders are not entitled to the protections of the Trust Indenture Act of 1939, as amended, insofar as the FDIC guarantee is concerned.

The TLG Program.  On October 14, 2008, the FDIC created the TLG Program, and the FDIC adopted Final Rules related to the TLG Program on November 21, 2008.  Under the TLG Program, the FDIC will guarantee the newly-issued senior unsecured debt of participating eligible entities, including U.S. bank holding companies and eligible U.S. savings and loan holding companies.  We are an eligible U.S. savings and loan holding company and, therefore an eligible entity and a participant under the TLG Program by virtue of not electing to opt out of the TLG Program.  As a participant under the TLG Program, we are eligible to issue FDIC-guaranteed debt up to an issuance limit, provided we comply with the terms and conditions of the TLG Program, including payment of fees, delivery of notice to the FDIC of issuance of guaranteed debt, and providing certain disclosures and certification to the FDIC that such issuance is within our issuance limit.  As required by the TLG Program, we have entered into a Master Agreement with the FDIC (the “Master Agreement”) that governs certain aspects of the TLG Program. In the event that we are not in compliance with the TLG Program in the future, we would be unable to issue additional FDIC guaranteed debt; however, the outstanding Notes would not lose the benefit of the FDIC guarantee.  The TLG Program guarantees eligible debt issued through June 30, 2009.  In addition, unless we have issued the maximum permitted amount of FDIC-guaranteed debt, we may not issue any qualifying debt that is not covered by an FDIC guarantee unless we issue debt with a maturity date after June 30, 2012 and we pay an FDIC assessment fee.  When we issue FDIC-guaranteed debt, we must pay certain assessment fees to the FDIC.  We will provide purchasers of our debt instruments with a written statement indicating if the debt instruments we are offering are FDIC-guaranteed under the TLG Program.

Terms of the FDIC Guarantee.  As described below under “— Claims under the TLG Program,” our uncured failure to make a timely payment of any principal or interest under the Notes obligates the FDIC to make such payment following the senior trustee’s notification to the FDIC of such payment failure and the timely demand for payment under the guarantee and delivery of a proof of claim relating thereto.  The FDIC shall satisfy its guarantee obligations by making scheduled payments of principal and interest pursuant to the terms of the Notes through maturity.  Under the terms of the Master Agreement, we have agreed to pay the FDIC any amounts it pays under its guarantee, as well as penalty interest for certain unreimbursed amounts.

Claims under the TLG Program.  The FDIC’s payment obligation under its guarantee will be triggered by our uncured failure to make a timely payment of principal or interest on the Notes (a “payment default”).  We and the senior trustee are obligated to give notice to the FDIC if we are in default of any payment obligation under the Notes (without regard to any cure period) within one business day of such payment default. Except with respect to the FDIC guarantee, holders of our non-FDIC-guaranteed debt securities, including medium-term notes of the same series as the Notes offered hereby, will have greater rights and remedies with respect to events of default than holders of the Notes.

Upon a payment default, the senior trustee, as duly authorized representative of the holders of the Notes, will be required to make a demand for payment of the guaranteed amount on behalf of all holders of the Notes (a) in the case of any payment default prior to the maturity date of the Notes, on the day the applicable cure period ends

(or if such date is not a business day, on the immediately succeeding business day), and (b) in the case of any payment due on the maturity date of the Notes, on such maturity date (or if such date is not a business day, on the immediately succeeding business day).  Notwithstanding the foregoing, the representative must make a demand for payment within 60 days of a payment default. Under the terms of the TLG Program and the senior debt indenture, the senior trustee’s demand for payment must be accompanied by a proof of claim, with accompanying evidence, in form and content satisfactory to the FDIC, of (1) the senior trustee’s capacity to act as representative, (2) the senior trustee’s exclusive authority to act as representative and its fiduciary responsibility under the senior debt indenture, (3) the occurrence of a payment default and (4) the senior trustee’s authority to make an assignment of each noteholder’s rights, title and interest in the Notes and to effect the transfer to the FDIC of each noteholder’s claim in a bankruptcy or insolvency proceeding.  Under the terms of the TLG Program, a holder of Notes may elect not to be represented by the senior trustee as authorized representative by providing written notice to the senior trustee and may make demand for payment under the FDIC guarantee.  However, unless the Notes cease to be issued in global form, only the depositary (as the sole registered holder of the Notes) will be able to make such an election in respect to the Notes.  Upon such an election, a demand for payment by the holder must be accompanied by a proof of claim, with accompanying evidence, in form and content satisfactory to the FDIC, of (1) the occurrence of a payment default and (2) the holder’s ownership of the Notes.

In addition to the requirements for the delivery of a demand for payment and a proof of claim to the FDIC as described above, in order to receive FDIC guarantee payments the senior trustee or the holder, as the case may be, must assign to the FDIC the right to receive any and all payments from us under the Notes.  Upon receipt of a timely filed conforming demand, proof of claim and assignment, the FDIC will make payment of the guaranteed amount.  However, if the senior trustee or a holder of Notes has received any distribution from us or our bankruptcy estate prior to the FDIC’s payment under the guarantee, the guaranteed amount paid by the FDIC will be reduced by the amount the senior trustee or the holder, as the case may be, has so received.  The FDIC will become subrogated to the rights of any holder of Notes and the senior trustee against us, including in respect of any bankruptcy or insolvency proceeding, to the extent of the payments made under the FDIC guarantee.

If a properly documented demand for payment under the FDIC guarantee and proof of claim relating thereto is not made within 60 days of the payment default, the FDIC will be under no obligation to make payments on the Notes under the guarantee. The TLG Program does not specify a deadline by which the FDIC must make payment following receipt of a demand from the senior trustee. The FDIC will not be required to pay any additional interest or penalty amounts in respect of any event of default or resulting delay in payment that may occur.

No Acceleration upon an Event of Default if the FDIC Makes Timely Payments. The events of default relating to the payment of principal of and interest on the Notes that are described in the accompanying Prospectus will not constitute events of default with respect to the Notes, provided that, if any amounts of principal or interest are due and have not been paid in respect of the Notes, the FDIC is making timely guarantee payments of such unpaid amounts under the TLG Program.  As a result, upon the occurrence of any such events, neither the senior trustee nor the holders will be entitled to seek any of the remedies available under the senior debt indenture upon such an event of default and subject to such proviso.  In addition, as long as the FDIC is making timely guarantee payments under the TLG Program of any unpaid amounts due on the Notes, the senior trustee and the holders will not have any right to accelerate the maturity of the Notes as a result of any event of default (including any payment default, covenant default or bankruptcy event) or, in connection with a payment default, to institute suit or take other action to enforce the senior debt indenture or obtain any remedy thereunder.  Also, no event, including any bankruptcy event, will result in the automatic acceleration of the Notes.  Notwithstanding the foregoing, under the senior debt indenture the holder of a Note has the right to receive payment of any amount due on such Note and, if not paid by us or the FDIC, to institute suit against us for payment of such amount.  The FDIC will make guarantee payments in accordance with the TLG Program and will not be required to pay any additional interest or penalty amounts in respect of any default or resulting delay in payment that may occur. With regard to your Notes, the description of events of default and remedies under the senior debt indenture that appears in the accompanying Prospectus is subject to and superseded by the foregoing, to the extent inconsistent with the foregoing.

No Modifications Without FDIC Consent.  Pursuant to the Master Agreement, we have agreed not to amend, modify, supplement or waive, without the express written consent of the FDIC, any provision of the Notes that is related to the principal, interest, payment, default or ranking of the Notes, any provision that is contained in

Annex A to the Master Agreement or any other provision the amendment of which would require the consent of any or all of the holders of the Notes.

FDIC Determinations.  The FDIC’s determination as to amounts payable under its guarantee will be a final administrative determination subject to judicial review in the United States District Court for the District of Columbia or the United States District Court for Nevada.  Failure of a holder of Notes to seek such judicial review within 60 days of the date of the rendering of the final determination will deprive the holder of Notes of all further rights and remedies with respect to the guarantee claim.

Use of Proceeds. Under the TLG Program, we may not use the proceeds from the offering of the Notes to prepay indebtedness that is not guaranteed by the FDIC.

Supplemental Risk Factors

You should review carefully the information in this pricing supplement and the accompanying Prospectus Supplement and Prospectus about the Notes. For more information regarding risks that may materially affect our business and results, please refer to the information under the caption “Item 1A. Risk Factors,” in our Annual Report on Form 10-K for the year ended October 31, 2007, under the caption “Safe Harbor Statement” in Exhibit 99.1 to our Current Report on Form 8-K dated November 26, 2008 and in our other reports filed with the SEC, which are incorporated by reference in this pricing supplement.

Acceleration of the Notes will not be available if the FDIC makes timely payments

A payment default will not constitute an event of default with respect to the Notes, and neither the senior trustee nor the holders of the Notes will be entitled to accelerate the maturity of the Notes as a result of any event of default (including any payment default, covenant default or bankruptcy event), in either case as long as the FDIC makes timely guarantee payments on the Notes. As a result, except with respect to the FDIC guarantee, holders of the Notes will have more limited remedies under the senior debt indenture than holders of our non-FDIC-guaranteed debt securities, including medium-term notes of the same series as the Notes offered hereby.

If we fail to make a timely payment of interest on or principal of the Notes, your Notes will be governed by the rules of the FDIC’s guarantee program in order to recover payment thereunder.

If we fail to make a timely payment of interest or principal in respect of the Notes, the authorized representative will be required to follow the regulations of the TLG Program, which supersede your rights under the senior debt indenture as described in the accompanying Prospectus Supplement and Prospectus, in order to recover payment thereunder. Except with respect to the FDIC guarantee, holders of our non-FDIC-guaranteed debt securities, including medium-term notes of the same series as the Notes offered hereby, will have greater rights and remedies with respect to events of default than holders of the Notes. We have appointed the senior trustee as authorized representative under the Notes. The authorized representative will be responsible, upon our uncured failure to make a timely required payment of interest or principal in respect of the Notes, to make a demand of the FDIC under the guarantee and deliver a proof of claim relating thereto. In addition, any holder may elect to not be so represented, as provided by the terms of the TLG Program.  So long as the Notes are in global form, only the depositary, as the sole registered holder of the Notes, will be able to make such an election.  If a holder makes the decision to represent itself under the applicable regulations, it will be required to provide the demand and proof of claim and other documentation, in form and content satisfactory to the FDIC, necessary to receive payment under the guarantee. If a demand is not made under the TLG Program by the authorized representative within 60 days of any payment default in respect of the Notes, the obligations of the FDIC will terminate as to such payment default and the holder will have no rights against the FDIC to the guaranteed amount.

Payments by the FDIC under its guarantee may be delayed.

There is no designated period within which the FDIC is required to make the guarantee payments after it receives the required written demand and proof of claim. As a result, if the FDIC is required to make such payments, they could be paid at a time that is significantly later than the date that the payment is otherwise due under the terms of the Notes.

The determination of the FDIC on any matter related to the FDIC claims process will be final and binding on you and us, subject to judicial review.

The determination by the FDIC on any matter relating to the FDIC claims process will be a final administrative determination, which will be final and binding on all concerned, including the holders of the Notes. Holders of the Notes will have the right to challenge the FDIC’s determination only by commencing an action in the U.S. District Court for the District of Columbia or the United States District Court for Nevada within 60 days after the FDIC makes its determination.

The TLG Program is new and is subject to change.

The TLG Program is a new program, and was enacted under the Final Rule that the FDIC adopted on November 21, 2008. To date, no claims have been made or paid under the TLG Program, and the FDIC’s procedures under the TLG Program have not yet been fully documented. The regulations governing the TLG Program may be changed, and are subject to evolving interpretation by the FDIC after the date of this pricing supplement. As a result, your ability to obtain payment on the Notes under the FDIC’s guarantee is subject to regulations, interpretations, procedures and practices of the FDIC that could be changed at any time in the future. Any developments of this kind may be materially adverse to holders of the Notes.

Our summary of the FDIC’s guarantee and the risks of purchasing the Notes in reliance on that guarantee, as set forth in this pricing supplement, are based solely on the regulations, interpretations, procedures and practices of the FDIC as of the date appearing on the front cover. Purchasers of the Notes should refer to the FDIC’s website, www.fdic.gov/tlgp, for additional information about the TLG Program and related claim procedures.  The FDIC’s website is not incorporated by reference herein.

Euroclear and Clearstream

Beneficial interests in the global securities for the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC (the “DTC Participants”). Investors may elect to hold interests in the Notes through either DTC, or Clearstream Banking, société anonyme (“Clearstream Luxembourg”), or Euroclear Bank S.A./N.V. (“Euroclear”). See “Description of Notes—Book-Entry Debt Securities” in the accompanying Prospectus Supplement and “Description of Debt Securities—Global Securities” in the accompanying Prospectus. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective U.S. depositaries, which in turn will hold interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream Luxembourg and The Bank of New York Mellon acts as U.S. depositary for Euroclear (the “U.S. Depositaries”).

Clearstream Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations (“Clearstream Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Agents for the Notes. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Participant either directly or indirectly.

Distributions with respect to the Notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear  Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic  book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any  risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including  securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by  Euroclear Bank S.A./N.V., as operator of the Euroclear System (the “Euroclear Operator”), under contract with  Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”).

The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Agents for the Notes.  Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and  applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of  securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments  with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of  specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and  Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding  through Euroclear Participants.

Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash  accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the  U.S. Depositary for Euroclear.

Secondary market trading between Direct Participants will occur in the ordinary way in accordance  with DTC’s rules and will be settled in immediately available funds using DTC’s Same Day Funds  Settlement System. Secondary market trading between Clearstream Luxembourg Participants and Euroclear  Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of  Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional  eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through a Direct Participant in DTC on the one hand, and directly or indirectly through Clearstream Luxembourg Participants or Euroclear Participants, on the other, will be effected within DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in DTC, and making or receiving payment in accordance with normal procedures. Clearstream Luxembourg Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries. Because of time-zone differences, credits of Notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a Direct Participant will be made during subsequent securities settlement processing and dated the business day following DTC’s settlement date. Such credits, or any transactions in the Book-Entry Notes settled during such processing, will be reported to the relevant Euroclear Participants or Clearstream Luxembourg Participants on that business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream Luxembourg Participant or a Euroclear Participant to a Direct Participant will be received with value on the business day of settlement in DTC but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of DTC, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

All information in this pricing supplement on Clearstream Luxembourg and Euroclear is derived from Clearstream Luxembourg or Euroclear, as the case may be, and reflects the policies of these organizations; these policies are subject to change without notice.

U.S. Federal Income Taxes

The following summarizes certain U.S. federal income tax considerations that may be relevant to the acquisition, ownership and disposition of the Notes by a U.S. Holder and a Non-U.S. Holder (each as defined below).  This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, all effective as of the date hereof and subject to change (possibly with retroactive effect) or differing interpretations, and is limited to initial investors who purchase the Notes for cash in this offering at the original offering price and who hold the Notes as capital assets (generally, for investment purposes).

This summary does not purport to address all tax considerations that may be relevant to you in light of your particular circumstances, or to certain categories of investors that may be subject to special tax rules, such as financial institutions, insurance companies, investment companies, tax-exempt organizations, dealers in securities or currencies, traders in securities that have elected the mark-to-market method of accounting, partnerships or other pass-through entities for U.S. federal income tax purposes, persons subject to the alternative minimum tax, U.S. expatriates or investors who hold the Notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction.  If a partnership holds the Notes, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.  Partnerships and partners in such partnerships should consult their tax advisors about the U.S. federal income tax consequences of owning and disposing of a Note.  This summary does not consider any tax consequences arising under the laws of any foreign, state, local or other jurisdiction or any U.S. federal taxes other than income taxes.  Investors considering a purchase of the Notes should consult their independent tax advisors regarding the application and effect of the U.S. federal tax laws to their particular situations and the application and effect of state, local or foreign tax laws and tax treaties.

U.S. Holders

You are a “U.S. Holder” for purposes of this discussion if you are a beneficial owner of a Note and you are for U.S. federal income tax purposes:  a citizen or individual resident of the United States; a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any State thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust, if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) a valid election to be treated as a U.S. person is in effect under the relevant Treasury Regulations with respect to such trust.  If you are not a U.S. Holder, then you should refer to the discussion below of U.S. federal income taxation of Non-U.S. Holders.

Interest on the Notes

You must include in gross income, as ordinary interest income, the stated interest on the Notes at the time such interest accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes.  It is expected that the Notes will not be issued with original issue discount if, as anticipated, the Notes will be sold to the public at a first price of par or at a first price representing a de minimus discount from their principal amount.  Under Treasury regulations, a holder of a Note purchased with a de minimis amount of discount must include such discount in income as gain when principal payments are made or when the Note is sold.  For a discussion of certain Federal income tax consequences if you purchase one or more Notes at a market discount or at a premium, see “U.S. Federal Income Tax Considerations” starting on page S-7 of the accompanying Prospectus Supplement.

Disposition of the Notes

Upon the sale, retirement or other taxable disposition of a Note, you generally will recognize taxable gain or tax loss equal to the difference between (a) the sum of cash plus the fair market value of other property received on the sale, retirement or other taxable disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which will be treated as ordinary income if not previously included in gross income by you) and (b) your adjusted tax basis in the Note.  Your adjusted tax basis in a Note generally will equal the amount you paid for the Note, reduced by any principal payments with respect to the Note received by you along with any amortized premium, and increased by any accrued market discount previously included in income.  Gain or loss recognized on the sale, retirement or other taxable disposition of a Note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of sale, retirement or other taxable disposition, the Note has been held for more than one year.  Certain U.S. Holders (including individuals) are currently eligible for preferential rates of U.S. federal income tax in respect of long-term capital gain.  The deductibility of capital losses by you is subject to substantial limitations under the Code.

Non-U.S. Holders

You are a “Non-U.S. Holder” for purposes of this discussion if you are a beneficial owner of a Note and you are for U.S. federal income tax purposes:  an individual who is not a citizen or resident of the United States; a corporation or other entity treated as a corporation for U.S. federal income tax purposes organized or created under laws outside of the United States; or an estate or trust that is not subject to U.S. federal income taxation on its worldwide income.  A Non-U.S. Holder who is an individual present in the United States for 183 days or more in the taxable year of disposition of a Note and who is not otherwise a resident of the United States for U.S. federal income tax purposes may be subject to special tax provisions and is urged to consult his or her independent tax advisor regarding the U.S. federal income tax consequences of the ownership and disposition of a Note.

Interest on the Notes

Payments of interest on the Notes to you generally will be exempt from U.S. federal income tax and withholding tax under the “portfolio interest” exemption if you properly certify as to your foreign status (as described below) and:

•                  you do not conduct a trade or business within the United States to which the interest income is effectively connected (and in the case of an applicable tax treaty, attributable to your permanent establishment in the United States);

•                  you do not own, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote, within the meaning of section 871(h)(3) of the Code and the Treasury Regulations thereunder;

•                  you are not a “controlled foreign corporation” that is related to us through stock ownership; and

•                  you are not a bank that receives such interest in a transaction described in section 881(c)(3)(A) of the Code.

The portfolio interest exemption and several of the special rules for Non-U.S. Holders described below generally apply only if you appropriately certify as to your foreign status.  You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN, or appropriate substitute form, to us or our paying agent certifying under penalty of perjury that you are not a U.S. person.  If you hold the Notes through a securities clearing organization, financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to such agent.  Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts and other intermediaries, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided.  In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If you cannot satisfy the requirements described above for the portfolio interest exemption, payments of interest made to you on the Notes will be subject to the 30% U.S. federal withholding tax, unless you provide us either with (1) a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of an applicable tax treaty or (2) a properly executed IRS Form W-8ECI (or successor form) stating that interest paid on the Notes is not subject to withholding tax because the interest is effectively connected with your conduct of a trade or business in the United States (and in the case of an applicable tax treaty, attributable to your permanent establishment in the United States).

Disposition of Notes

You generally will not be subject to U.S. federal income tax (and generally no tax will be withheld) on any gain realized on the sale, retirement or other taxable disposition of a Note unless:

•                  the gain is effectively connected with the conduct by you of a U.S. trade or business (and in the case of an applicable tax treaty, attributable to your permanent establishment in the United States); or

•                  you are an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

If you are described in the first bullet point, see “—Income or Gain Effectively Connected with a U.S. Trade or Business” below.  If you are described in the second bullet point, any gain realized from the sale, redemption, exchange, retirement or other taxable disposition of the Notes will be subject to U.S. federal income tax at a 30% rate (or lower applicable treaty rate), which may be offset by certain losses.

Income or Gain Effectively Connected with a U.S. Trade or Business

If any interest on the Notes or gain from the sale, retirement or other taxable disposition of the Notes is effectively connected with a U.S. trade or business conducted by you (and in the case of an applicable tax treaty, attributable to your permanent establishment in the United States), then the income or gain will be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates, but will not be subject to U.S. withholding tax if certain certification requirements are satisfied.  You can generally meet these certification requirements by providing a properly executed IRS Form W-8ECI or appropriate substitute form to us, or our paying agent.  If you are a corporation, the portion of your earnings and profits that is effectively connected with your U.S. trade or business (and, in the case of an applicable tax treaty, attributable to your permanent establishment in the United States) may be subject to an additional “branch profits tax” at a 30% rate, although an applicable tax treaty may provide for a lower rate.

Information Reporting and Backup Withholding

In general, information reporting to U.S. tax authorities generally will apply to payments of principal and interest, and the proceeds of sale of Notes to a U.S. holder unless such U.S. holder is an exempt recipient (such as a corporation).  Backup withholding tax will apply to such payments if such U.S. holder fails to provide its taxpayer identification number or certification of exempt status or fails to report interest income.  A non-U.S. holder in general will not be subject to backup withholding and information reporting with respect to interest payments provided that the payor does not have actual knowledge or reason to know that such a non-U.S. holder is a U.S. person and such non-U.S. holder has provided the IRS certification statement as to foreign status (an IRS Form W-8 or other applicable form) described above under “Non-U.S. Holders”.  In addition, a non-U.S. holder generally will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of Notes through the U.S. office of a broker or dealer or conducted outside of the United States through certain U.S.-related financial intermediaries, if the payor receives the IRS certification statement described above and does not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person.  Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against U.S. federal income tax liability of the noteholder provided the required information is timely furnished to the IRS.

Selling Restrictions

The following representations, agreements and restrictions supplement the “Plan of Distribution” section in the accompanying Prospectus Supplement.

European Economic Area

In relation to each Member State of the European Economic Area (“EEA”) which has implemented the Prospectus Directive, as defined below (each, a “Relevant Member State”), each Agent has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of Notes to the public in that Relevant Member State other than:

•                  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•                  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•                  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior written consent of the underwriters; or

•                  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospective Directive.

For the purposes of this provision, the expression “an offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase the Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Agent has represented and agreed that it (a) has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company, and (b) has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Without limitation to the other restrictions referred to herein, this prospectus supplement is directed only at (1) persons outside the United Kingdom; (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005;  (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (4)  are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This prospectus supplement is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus supplement relates is available only to, and will be engaged in only with, Relevant Persons, and persons within the United Kingdom other than Relevant Persons who receive this communication should not rely or act upon this communication.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (as amended, the “FIEL”). The Notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan or Japanese corporation, except in accordance with the provisions of, or pursuant to an exemption available under, the applicable laws and regulations of Japan including the FIEL. For the purpose hereof, “resident of Japan” means an individual whose address is in Japan, and “Japanese corporation” means a legal entity organised under the laws of Japan.

Korea

A registration statement for the offering and sale of the Notes has not been filed with the Financial  Services Commission of Korea. Accordingly, the Notes may not be offered, sold or delivered, directly or indirectly, in Korea or to, or for the benefit of any Korean resident (as such term is defined in the Foreign Exchange Transaction Law of Korea), except as otherwise permitted by applicable Korean laws and regulations. Furthermore, a holder of the Notes shall be prohibited from offering, delivering or selling the Notes, directly or indirectly, in Korea or to any Korean resident (as such term is defined in the Foreign Exchange Transaction Law of Korea), except as may be permitted by applicable Korean laws and regulations.

Hong Kong

Each Agent has represented and agreed that:

(a)          it has not offered or sold and will not offer or sell in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), by means of any document, any Notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO; and

(b)         it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation, or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes that are or are intended to be disposed of (i) only to persons outside Hong Kong or (ii) only to “professional investors” as defined in the SFO and any rules made under the SFO.

Singapore

This pricing supplement and the accompanying Prospectus Supplement and Prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, these documents and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 by a relevant person which is:

(a)          a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)         a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 except:

(1)          to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)          where no consideration is or will be given for the transfer; or

(3)          where the transfer is by operation of law.

Taiwan

The Notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan, the Republic of China through a public offering or in a circumstance which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan, the Republic of China that requires a registration or approval of the Financial Supervisory Commission of Taiwan, the Republic of China. No person or entity in Taiwan, the Republic of China has been authorized to offer or sell the Notes in Taiwan, the Republic of China.

No subscription or other offer to purchase the Notes shall be binding on us until received and accepted by us or any Agent outside of Taiwan (the “Place of Acceptance”), and the purchase/sale contract arising therefrom shall be deemed a contract entered into in the Place of Acceptance.

Legal Matters

The validity of the Notes, but not the FDIC guarantee, will be passed upon for us by Shearman & Sterling LLP, New York, New York.  Sidley & Austin LLP, New York, New York, will act as counsel to the Agents.